Exhibit 10.1
January 8, 2010
Rajiv Ramaswami
Dear Rajiv,
Subject to approval by Broadcom Corporation’s Board of Directors and its Compensation Committee, it is my pleasure to present you with this offer of employment to join Broadcom Corporation (“Broadcom” or the “company”) in the position of Executive Vice President and General Manager Enterprise Networking Group, reporting to me (Scott McGregor, Chief Executive Officer).
As Executive Vice President and General Manager Enterprise Networking Group at Broadcom, you will devote all of your business time (excluding periods of vacation and absences made necessary because of illness or other traditionally approved leave purposes), energy and skill in the performance of your duties for Broadcom.
You agree to abide at all times by Broadcom’s policies and procedures governing Broadcom officers and/or employees, as the same may be revised and updated from time to time, including, without limitation, the Code of Ethics and Corporate Conduct (the “Code of Conduct”), Conflicts of Interest Policy, Appropriate Use Policy, and Policy on Insider Trading and Unauthorized Disclosures.
The specifics of our offer follow below. Certain capitalized terms not defined in this letter agreement (the “Letter Agreement”) may have the meanings defined in Appendices I and II. Appendices I and II are hereby incorporated as though set forth in full herein. The specifics of the offer are as follows:
START DATE
It is expected that you will commence employment with the company pursuant to the terms of this Letter Agreement on a date to be mutually determined.
BASE SALARY AND ANNUAL BONUS
You will be paid on a salary basis and your base salary will be $13,076.92 paid bi-weekly (which is equivalent to $340,000 annually).
You will be eligible to participate in the company’s annual cash bonus program, and your initial target bonus under such program shall be 75% of your annual base salary. The amount of any bonus actually paid to you under the program is subject to the complete discretion of the Compensation Committee of the company’s Board of Directors (the “Committee”). You will not be eligible for any annual bonus payment if you cease to be an employee of the company for any reason prior to the date that bonuses for that year are paid unless otherwise required by law. For

2010, your target bonus will be pro-rated based on the number of days that you are actively and continuously employed by the company for this fiscal year. Your target bonus for future years shall be as determined by the Committee, taking into account the target bonus levels for other senior executives of the company. The Committee shall, at all times, have the discretion to change, revise, amend or cancel any bonus program that may be established from time to time.
RETENTION SIGN-ON BONUS
You will be paid a special sign-on bonus in the amount of $100,000. This bonus will be processed through our payroll department and will be paid to you in the first payroll check you receive following your Start Date. The bonus will be taxable as ordinary wages, and the company will collect all applicable withholding taxes and pay you the net amount remaining after such taxes have been withheld. However, by signing this Letter Agreement, you hereby agree that should you voluntarily terminate your employment with Broadcom other than for Good Reason within twenty four (24) months after your Start Date, you will repay your sign-on bonus within ten (10) business days following your termination date.
STOCK OPTIONS AND RESTRICTED STOCK UNITS
We will recommend to the Compensation Committee that you receive a stock option grant to purchase One Hundred and Fifty Thousand (150,000) shares of Broadcom Class A common stock with an exercise price per share equal to the closing price of our Class A common stock on the NASDAQ Global Select Market as of the grant date. The options will be presented for approval at the first regular Compensation Committee meeting following your employment start date and provided further that the window for executive stock trades as determined under the Company’s policies and procedures is open on that date; otherwise the option will be granted as soon as feasible following the opening of the next window for executive stock trades as determined under the company’s policies and procedures. The option will vest with respect to 25% of the underlying shares upon the first anniversary of your Start Date. The remaining 75% of shares subject to the option will vest in equal monthly installments, on each monthly anniversary of the Start Date that occurs during the period of thirty-six months following the first anniversary of the Start Date. Vesting of the options will not be subject to performance criteria other than continued service as an employee. The stock option will have a ten year term, but will be subject to early termination should your employment terminate. Any grant of options will be subject to the terms and conditions of the Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated (“the Plan”) and the individual stock option agreement governing the grant. The terms of the Plan and agreement will control over any of the terms of this letter.
We will recommend to the appropriate committee that you receive Seventy Five Thousand (75,000) Restricted Stock Units (RSU’s). Each RSU will entitle you to receive one share of Class A Common Stock at the time of vesting. RSUs are generally subject to regularly scheduled award dates and vest quarterly over four (4) years, measured from the award date. Generally, the Class A Common Stock underlying the RSUs will be issued to you at the time of quarterly vesting on the 5th day of February, May, August, and November of each year following the award date.
Additionally, we will recommend to the appropriate committee that you receive another grant of Fifteen Thousand (15,000) Restricted Stock Units (RSU’s). Each RSU will entitle you to receive one share of Class A Common Stock at the time of vesting. These RSUs would vest 100% on the third anniversary of the award date. Generally, the Class A Common Stock underlying the RSUs will be issued to you at the time of vesting.
You must satisfy the applicable withholding taxes with respect to all shares you acquire pursuant to your options and RSUs, in accordance with the Company’s policies for administering its option and RSU plans. Vesting of the restricted stock units will not be subject to performance criteria other than continued service as an employee. Any award will be subject to the terms of the Plan and the individual agreement governing the award and such plan terms will control over the terms of this letter.
The foregoing grants will be made by the Committee pursuant to Broadcom’s 1998 Stock Incentive Plan, as amended and restated. We have provided you with a copy of the 1998 Stock Incentive Plan together with its current prospectus, our current forms of notice of grant of stock option, stock option agreement and restricted stock unit issuance agreement. The terms and conditions set forth therein are subject to change from time to time at the discretion of the Committee.
BENEFITS
As a Broadcom employee, you will be eligible to participate in our employee benefits plans, which currently include comprehensive medical, dental, vision, life and both short and long-term disability insurance programs. In addition, you may join Broadcom’s employee stock purchase plan on any regular entry date and thereby have the opportunity to purchase a limited amount of our Class A common stock periodically at a discounted price. You will also be eligible for participation in the Broadcom 401(k) savings program and for paid holidays, as designated by the company (approximately ten days annually). Additionally, Broadcom permits its executives to take time off with pay at their discretion, subject to fulfilling performance expectations. Personal time off should be approved in advance be in accordance with Broadcom’s ‘Executive Vacation Policy’.
The above benefits shall accrue in accordance with our stated policies and may change from time-to-time at Broadcom’s discretion. We have provided you with information concerning our current benefit programs for your convenience. Effective on your Start Date, or such other date as may be specified with regard to any particular benefit, you will be eligible for our current, comprehensive benefits package. Although the summary plan descriptions and other information from the Human Resources Department are designed to assist employees, the underlying plan documents themselves, which are available through the Human Resources Department, are the controlling documents with regard to these benefits. Should any questions relating to our benefits package arise, please feel free to discuss them with our benefits representative when you join Broadcom. At that time you will be asked to make a decision as to which of the medical plans best suit your needs.
INDEMNIFICATION AND LIABILITY INSURANCE
You will be covered under Broadcom’s insurance policies for directors and officers liability and will be provided indemnification (covering your services as an officer and/or employee) to the maximum extent permitted by Broadcom’s bylaws and Articles of Incorporation, with such insurance coverage and indemnification to be on terms no less favorable than those provided as Broadcom’s standard practice for senior executive officers and directors.
METHOD OF REPAYMENT FOR ANY AND ALL REPAYMENT OBLIGATIONS
You understand and agree that for any and all repayment(s) you are required to make to Broadcom under the terms of this letter, Broadcom is authorized to satisfy such repayment(s) by deductions from your paycheck to the extent authorized by law and/or to collect such repayment(s) directly from you.

GENERAL AND ADDITIONAL TERMS
Employment with Broadcom “at-will.” This means that it is not for any specified period of time and can be terminated by you or by Broadcom at any time, with or without advance notice or procedures, and for any or no particular reason or cause. It also means that your job duties, title, responsibilities, reporting level, compensation and benefits, as well as Broadcom’s personnel policies and procedures, may be changed at any time, with or without notice in the sole discretion of Broadcom. This “at-will” nature of your employment shall remain unchanged during your tenure as an employee, and can only be changed by an express written agreement that is signed by you and by Broadcom’s President and Chief Executive Officer.
COMPLIANCE WITH COMPANY POLICIES
As an employee of Broadcom, you will be expected to comply with Broadcom’s personnel and other policies including, but not limited to, Broadcom’s policy prohibiting discrimination and unlawful harassment, insider trading, conflicts of interest and violation of applicable laws in the course of performing services to Broadcom.
TERMINATION
Employment with Broadcom is at-will. Broadcom may terminate your employment with or without “Cause” or may terminate your employment in the event of your “Disability” should you be unable to perform the normal duties of your position with or without reasonable accommodation You may terminate your employment with or without “Good Reason,” and your employment will automatically terminate upon your death.
If (i) a “Change in Control” should occur during the Term that the Change of Control Severance Benefit Program described in Appendix II (the “Program”) is in effect and (ii) within twenty-four (24) months after the date of such Change of Control, either your employment is terminated other than for Cause or Disability or you terminate your employment for Good Reason, then you will become eligible for the severance benefits described in Appendix II, provided you satisfy the applicable conditions for one or more of those benefits. Furthermore, Broadcom will pay certain “Accrued Obligations” and provide certain “Other Benefits” upon any termination of your employment, as described in Appendix II.
GENERAL TERMS
Please carefully review and consider the entire contents of this Letter Agreement, including the attached Appendix I, which outlines some of the most important terms and conditions of employment with Broadcom, and the attached Appendix II, which contains the terms and conditions of the Change in Control Severance Benefits Program. This Letter Agreement, including the attached Appendices and any agreements relating to confidentiality and proprietary rights between you and Broadcom and the equity awards contemplated by this Letter Agreement, sets forth the terms of your employment and constitutes the entire agreement between the parties, and supersedes all previous communications, representations, understandings, and agreements, whether oral or written, between the parties or any official or representative thereof, relating to the subject matter hereof. This Letter Agreement may not be modified or amended except by a written amendment signed by the parties hereto.
You acknowledge that the Company will file the entire text of the agreement with its next Annual or Quarterly Report on SEC Form 10-K or 10-Q.

To indicate your acceptance of Broadcom’s offer of employment, please sign and date one copy of this Letter Agreement in the space provided below acknowledging your acceptance and anticipated employment date, initial the last pages of Exhibit 1, Appendix I and Appendix II where indicated, and return all three to Terri Timberman, Sr. Vice President Human Resources. Please feel free to contact me if you need additional information or to discuss this offer further.
This offer of employment and Letter Agreement are subject to and conditioned upon your commencing services on a full-time basis no later than the mutually agreed upon Start Date.
Rajiv, the entire Board of Directors and I believe that you will make significant contributions to Broadcom. We look forward to your joining our company and contributing to our shared vision and future success.
Sincerely,
BROADCOM CORPORATION

By:	/s/ Scott A. McGregor
Scott A. McGregor
President and Chief Executive Officer

ACCEPTANCE:
I accept Broadcom Corporation’s offer of employment on the terms and conditions set forth in this Letter Agreement, including the Appendices hereto.

Signed:	/s/ Rajiv Ramaswami
Date:	January 11, 2010

APPENDIX I — ADDITIONAL TERMS AND CONDITIONS
This Appendix I sets forth terms and conditions of the offer of employment made by Broadcom Corporation (“Broadcom”) to Rajiv Ramaswami. This Appendix I is to be construed in conjunction with, and is made a part of, the Letter Agreement offering employment with Broadcom. Capitalized terms not defined in this Appendix I shall have the meanings defined elsewhere in the Letter Agreement.
1. Immigration, Examinations and Absence of Conflicts. The IMMIGRATION AND CONTROL ACT of 1986 requires employers to verify that every new employee is eligible for employment in the US. This offer of employment is conditional upon the verification of valid US employment eligibility within three (3) days of your hire date. An information sheet that outlines various documents you may use to confirm work eligibility has been provided to you. This offer is also conditional upon the completion of a comprehensive pre-employment medical examination and background investigation of you with results satisfactory to Broadcom in its sole discretion. By accepting Broadcom’s offer, you consent to such examination and investigation by professionals employed for that purpose by Broadcom and to permit the material results thereof to be released to and discussed with the Board of Directors, and you agree to complete any information statements and execute any consents required to facilitate the same.
By accepting Broadcom’s offer, you represent that you have satisfied any obligation you may have to provide notice to any previous employer and that your employment will not constitute a breach of or contravene the terms of any other employment agreement or other agreement to which you are a party or otherwise bound (including but not limited to any agreement that prohibits or restricts your employment as a result of Broadcom’s competition with any entity) thereby preventing you from performing your duties pursuant to the Letter Agreement, and this offer and your employment are conditional upon the absence of any such breach or contravention that would prevent you from performing your duties pursuant to the Letter Agreement. A breach of these representations shall, if so elected by Broadcom within one year of the Start Date, render the Letter Agreement null and void as if it had never existed, and shall, if so elected by Broadcom within one year of the Start Date, constitute grounds for your immediate termination. Such election by Broadcom shall be communicated to you by written notice. Upon such election, and except as and then only to the extent provided in the immediately preceding sentence, Broadcom shall have no further obligation whatsoever with respect to your employment or the Letter Agreement and shall not be liable for damages of any kind or type resulting from its good faith election to terminate your employment and to treat the Letter Agreement as null and void pursuant to this Section 1.
2. Policies and Procedures; Confidentiality and Invention Assignment Agreement. You will be expected to abide by all Broadcom policies and procedures, including the Code of Conduct, Conflicts of Interest Policy, Appropriate Use Policy, and Policy on Insider Trading and Unauthorized Disclosures, and including signing and complying with the Broadcom Confidentiality and Invention Assignment Agreement (the “CIAA”). The CIAA (a copy of which has been provided to you) prohibits, both during and after your employment with Broadcom, unauthorized use or disclosure to anyone outside of Broadcom of the proprietary or trade secret information of Broadcom, its customers and its clients, as well as the disclosure to Broadcom of the proprietary or trade secret information of others. In addition, this agreement provides for the assignment of employee inventions to Broadcom and prohibits employees for a period of one year after their employment from inducing employees or consultants to sever their relationship with Broadcom. Of course, this description is only a summary, and your actual obligations will be governed by the CIAA itself.
3. Key Man Life Insurance. You agree that at any time during your employment, at the request of the Board of Directors or a committee thereof and without additional compensation, you will provide information, complete and sign applications, and submit to reasonable physical examinations for the purpose of qualifying for so-called “key man” life insurance to be paid for by and owned by Broadcom for its own benefit. Broadcom shall have no obligation to apply for or to obtain such insurance or to maintain in effect any such insurance that may issue for any specific period after its issuance. You understand and agree that neither you nor any of your beneficiaries shall have any pecuniary, ownership or beneficial interest in such insurance whatsoever, or to require that Broadcom maintain any such insurance in effect, except that if any such insurance is in effect at the date of termination of your employment for any reason other than your death or Disability, you shall have the right to have assigned to you any such policies of insurance that are so assignable, as provided by the policies or practices of Broadcom then in effect, upon payment by you to Broadcom of the cash surrender value, if any, and any prepaid premiums.
4. Governing Law. The laws of California shall govern the validity and interpretation of the Letter Agreement and the Change in Control Severance Program described in Appendix II (the “Change in Control Severance Program”), without regard to the conflicts of law principles applicable in California or any other jurisdiction.
5. Captions. The captions of the Letter Agreement (including the captions of its Appendices) are not part of the provisions of this agreement or the Change in Control Severance Program and shall have no force or effect.
6. Notices. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party, by overnight courier prepaid, or by registered or certified mail, return receipt requested, postage prepaid, addressed (if to you) at the address you last provided in writing to Broadcom, and if to Broadcom, as follows:
Broadcom Corporation
5300 California Avenue
Irvine, California 92617
Attention: President and Chief Executive Officer

or to such other address as either party may specify to the other from time to time by notice in writing in compliance with this paragraph.
Notices and communications shall be effective when actually received by the addressee. Neither your failure to give any notice required hereunder, nor defects or errors in any notice given by you, shall relieve Broadcom of any corresponding obligation under the Change in Control Severance Program unless, and only to the extent that, Broadcom is actually and materially prejudiced thereby.
7. Severability. The invalidity or unenforceability of any provision of this agreement shall not affect the validity or enforceability of any other provision. If any provision of the Letter Agreement, the Change in Control Severance Program or this Appendix I as applied to any party or to any circumstance should be adjudged by a court of competent jurisdiction or determined by an arbitrator to be void or unenforceable for any reason, the invalidity of that provision shall in no way affect (to the maximum extent permissible by law) the application of such provision under circumstances different from those adjudicated by the court or determined by the arbitrator, the application of any other provision of the Letter Agreement, the Change in Control Severance Program or this Appendix I, or the enforceability or invalidity of any such agreement as a whole. Should any provision of the Letter Agreement, the Change in Control Severance Program or this Appendix I become or be deemed invalid, illegal or unenforceable in any jurisdiction by reason of the scope, extent or duration of its coverage, then such provision shall be deemed amended to the extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision will be stricken, and the remainder of the Agreement shall continue in full force and effect.
8. Withholding Taxes. Broadcom may withhold from any amounts payable to you such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.
9. No Waiver. Your failure or Broadcom’s failure to insist upon strict compliance with any provision hereof or the failure to assert any right you or Broadcom may have hereunder, including, without limitation, your right to terminate employment for Good Reason, shall not be deemed to be a waiver of the application of such provision or right with respect to any subsequent event or the waiver of any other provision or right, including any provision or right under the Program.
10. Breach and Remedies. Notwithstanding the provisions of Appendix II setting forth certain payments and benefits that may be made upon the termination of your employment, you and Broadcom retain any and all of your rights to assert that the other party has breached the Letter Agreement (or any of the compensatory equity agreements) by virtue of some action or inaction that does not constitute “Cause” or “Good Reason” (as defined in Appendix II) and which, if true, would thereby entitle you to damages or other appropriate relief; provided, however, that any such action or inaction which is cured within 30 days after notice thereof shall not constitute a breach of the Letter

Agreement; further provided that the measure of your damages for any such breach by the Company shall be your actual damages resulting there from and shall not be determined with reference to the payments or benefits set forth in Subsections 1(a), 1(b) or 1(e) of Appendix II; and further provided that your resignation (with or without “Good Reason”) or your termination by Broadcom (with or without “Cause”) shall not be deemed a breach of the Letter Agreement.
11. Execution and Counterparts. The Letter Agreement may be executed in counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. The Letter Agreement shall become binding when one or more counterparts hereof, individually or taken together, bearing the signatures of both you and Broadcom’s representative are exchanged (including an exchange of counterparts via confirmed facsimile transmission; provided, however, that if the initial exchange of counterparts is via confirmed facsimile transmission, we shall also exchange signed originals as soon thereafter as feasible).
Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.
12. Mandatory Arbitration. ANY AND ALL DISPUTES OR CONTROVERSIES BETWEEN YOU AND BROADCOM ARISING OUT OF, RELATING TO OR OTHERWISE CONNECTED WITH YOUR EMPLOYMENT, THE LETTER AGREEMENT, THE BENEFITS PROVIDED UNDER THE CHANGE IN CONTROL SEVERANCE PROGRAM OR THE VALIDITY, CONSTRUCTION, PERFORMANCE OR TERMINATION OF THIS AGREEMENT, THE LETTER AGREEMENT OR THE CHANGE IN CONTROL SEVERANCE PROGRAM SHALL BE SETTLED EXCLUSIVELY BY BINDING ARBITRATION TO BE HELD IN THE COUNTY IN WHICH YOU ARE (OR HAVE MOST RECENTLY BEEN) EMPLOYED BY BROADCOM (OR ANY PARENT OR SUBSIDIARY) AT THE TIME OF SUCH ARBITRATION . THIS AGREEMENT TO ARBITRATE ALSO INCLUDES ALL CLAIMS EITHER PARTY MAY ASSERT FOR VIOLATION OF ANY STATUTE, REGULATION, ORDINANCE, CONSTITUTION OR COMMON LAW. THE ARBITRATION PROCEEDINGS SHALL BE GOVERNED BY (i) THE NATIONAL RULES FOR THE RESOLUTION OF EMPLOYMENT DISPUTES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION AND (ii) THE FEDERAL ARBITRATION ACT.
THE ARBITRATOR SHALL HAVE THE SAME, BUT NO GREATER, REMEDIAL AUTHORITY AS WOULD A COURT HEARING THE SAME DISPUTE. THE DECISION OF THE ARBITRATOR SHALL BE FINAL, CONCLUSIVE AND BINDING ON THE PARTIES TO THE ARBITRATION AND SHALL BE IN LIEU OF THE RIGHTS THOSE PARTIES MAY OTHERWISE HAVE TO A JURY TRIAL; PROVIDED, HOWEVER, THAT SUCH DECISION SHALL BE SUBJECT TO CORRECTION, CONFIRMATION OR VACATION IN ACCORDANCE WITH THE

PROVISIONS AND STANDARDS OF APPLICABLE LAW GOVERNING THE JUDICIAL REVIEW OF ARBITRATION AWARDS.
THE PREVAILING PARTY IN SUCH ARBITRATION, AS DETERMINED BY THE ARBITRATOR, AND IN ANY ENFORCEMENT OR OTHER COURT PROCEEDINGS, SHALL BE ENTITLED, TO THE EXTENT PERMITTED BY LAW, TO REIMBURSEMENT FROM THE OTHER PARTY FOR ALL OF THE PREVAILING PARTY’S COSTS, INCLUDING, BUT NOT LIMITED TO, EXPENSES AND REASONABLE ATTORNEY’S FEES. HOWEVER, THE ARBITRATOR’S COMPENSATION AND OTHER FEES AND COSTS UNIQUE IN ARBITRATION SHALL IN ALL EVENTS BE PAID BY BROADCOM. JUDGMENT SHALL BE ENTERED ON THE ARBITRATOR’S DECISION IN ANY COURT HAVING JURISDICTION OVER THE SUBJECT MATTER OF SUCH DISPUTE OR CONTROVERSY. NOTWITHSTANDING THE FOREGOING, EITHER PARTY MAY IN AN APPROPRIATE MATTER APPLY TO A COURT PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTION 1281.8, OR ANY COMPARABLE STATUTORY PROVISION OR COMMON LAW PRINCIPLE, FOR PROVISIONAL RELIEF, INCLUDING A TEMPORARY RESTRAINING ORDER OR A PRELIMINARY INJUNCTION. TO THE EXTENT PERMITTED BY LAW, THE PROCEEDINGS AND RESULTS, INCLUDING THE ARBITRATOR’S DECISION, SHALL BE KEPT CONFIDENTIAL.
Initials

APPENDIX II — CHANGE IN CONTROL SEVERANCE BENEFIT PROGRAM
          This Appendix II sets forth terms and conditions of a Change in Control Severance Benefit Program (the “Program”) which is part of the offer of employment made by Broadcom to Rajiv Ramaswami. This Appendix II is to be construed in conjunction with, and is made a part of, the Letter Agreement offering employment with Broadcom. Capitalized terms not defined in this Appendix II shall have the meanings defined elsewhere in the Letter Agreement. The effectiveness of this Program is subject to and conditioned upon approval of the terms and conditions of this Program by the Compensation Committee.
          The initial term of the Change in Control Severance Benefit Program (the “Term”) shall commence on the Start Date and continue until August 18, 2010. On August 19 of each succeeding calendar year, the Term shall, without any action by Broadcom or the Compensation Committee, automatically be extended for one (1) additional year unless, before any such automatic renewal date, the Compensation Committee, by a majority vote, expressly determines that the automatic extension for such year shall not apply. Employment with Broadcom is at-will, and Broadcom may unilaterally terminate your employment with or without “Cause” or in the event of your “Disability.” You may terminate your employment with or without “Good Reason,” and your employment will automatically terminate upon your death. Any termination of your employment by Broadcom or you during the Term (or, if your employment extends beyond the Term, during the first twenty-four (24) months following a Change in Control that occurs during the Term) shall be communicated by a “Notice of Termination.”
          If a Change in Control is effected during the Term and within twenty-four (24) months after the effective date of that Change in Control:
          (i) Broadcom unilaterally terminates your employment other than for Cause or Disability, or
          (ii) you terminate your employment for Good Reason,
          Broadcom shall make the payments and provide the benefits described below, provided you were employed on a full-time basis by Broadcom immediately prior to such termination and, with respect to certain of those benefits, there is compliance with each of the following requirements (the “Severance Benefit Requirements”):
          (i) you deliver the general release required under Section (24) (the “Required Release”) within the applicable time period following your Date of Termination,
          (ii) the Required Release becomes effective in accordance with applicable law following the expiration of any applicable revocation period,
          (iii) you comply with each of the restrictive covenants set forth in Section (9), and

          (iv) you are and continue to remain in material compliance with your obligations to Broadcom under your Confidentiality and Invention Assignment Agreement.
          The payments and benefits to which you will become entitled if all the Severance Benefits Requirements are satisfied are as follows:
     (1) Cash Severance. Broadcom will pay you cash severance (“Cash Severance”) in an amount equal to two (2) times the sum of (A) your annual rate of base salary (using your then current rate or, if you terminate your employment for Good Reason pursuant Section (15) due to an excessive reduction in your base salary, then your rate of base salary immediately before such reduction) and (B) the average of your actual annual bonuses for the three calendar years (or such fewer number of calendar years of employment with Broadcom) immediately preceding the calendar year in which such termination of employment occurs. Such Cash Severance shall be payable over a twenty-four (24)-month period in successive equal bi-weekly or semi-monthly installments in accordance with the payment schedule in effect for your Base Salary on your Date of Termination. Subject to the deferral provisions of Section (8) below, the Cash Severance payments will begin during the sixty (60) day period measured from the date of your Separation from Service on a date determined in Broadcom’s sole discretion. The installment payments shall cease once you have received the full amount of your Cash Severance. The installment payments shall be treated as a series of separate payments for purposes of the final Treasury Regulations under Section 409A (“Section 409A”) of the Code. However, the amount of Cash Severance to which you may be entitled pursuant to the foregoing provisions of this Section (1) shall be subject to reduction in accordance with Section (9) in the event you breach your restrictive covenants under Section (9).
     (2) Options and Other Equity Awards. Notwithstanding any less favorable terms of any stock option or other equity award agreement or plan, any options to purchase shares of Broadcom’s common stock or any restricted stock units or other equity awards granted to you by Broadcom, that are outstanding on your Date of Termination and not otherwise fully vested shall be subject to accelerated vesting in accordance with the following provisions:
     (i) On the date your timely executed and delivered Required Release becomes effective following the expiration of the maximum review/delivery period and any applicable revocation period (the “Release Condition”), you will receive twenty-four (24) months of service vesting credit under each of your outstanding stock options, restricted stock units and other equity awards.
     (ii) The portion of each of your outstanding stock options, restricted stock units and other equity awards that remains unvested after your satisfaction of the Release Condition will vest in a series of twenty-four (24) successive equal monthly installments over the twenty-four (24)-month period measured from your Date of Termination (the “Additional Monthly Vesting”), provided that during each successive month within that twenty-four (24)-month period (x) you must comply with all of your obligations under your Confidentiality and Invention Assignment Agreement with Broadcom that survive the termination of your employment with Broadcom and (y) you must comply with the restrictive covenants set forth in Section (9). In the event that you violate the Confidentiality and Invention Assignment Agreement or engage in any of the activities precluded by the restrictive covenants set forth in Section (9), you shall not be entitled to any Additional Monthly Vesting for and after the month in which such violation or activity (as the case may be) occurs.
     In addition, the period for exercising each option that accelerates in accordance with subparagraph (i) or (ii) above shall be extended from the limited post-termination period otherwise provided in the applicable stock option agreement until the earlier of (A) the end of the twenty-four (24)-month period measured from your Date of Termination or (if later) the end of the one-month period measured from each installment vesting date of that option in accordance herewith or (B) the applicable expiration date of the maximum ten (10)-year or shorter option term. Upon your satisfaction of the Release Condition, the limited post-termination exercise period for any other options granted to you by Broadcom and outstanding on your Date of Termination shall also be extended in the same manner and to the same extent as your accelerated options.
     The shares of Broadcom Class A common stock underlying any restricted stock unit award that vests on an accelerated or Additional Monthly Vesting basis in accordance with this Section (2) shall be issued as follows: The shares subject to that award that vest upon the satisfaction of the Release Condition shall be issued within the sixty (60) day period measured from the date of your Separation from Service, but in no event later than the next regularly-scheduled share issuance date for that restricted stock unit award (currently, the 5th day of February, May, August and November each year) following the date of your Separation from Service on which the Release Condition is satisfied, unless subject to further deferral pursuant to the provisions of Section (8) below the (“Initial Issuance Date”), and each remaining share subject to such restricted stock unit award shall be issued on the next regularly-scheduled share issuance date for that restricted stock unit award (currently, the 5th day of February, May, August and November each year) following the prescribed vesting date for that share in accordance with this Section (2), but in no event earlier than the Initial Issuance Date.
     (3) Lump Sum Benefit Payments. Provided you satisfy the Release Condition, the following special payments shall be made to you to provide you with a source of funding to cover a portion of the cost of any health care, life insurance and disability insurance coverage you obtain following your Date of Termination:
          A. Provided you and your spouse and eligible dependents elect to continue medical care coverage under Broadcom’s group health care plans pursuant to the applicable COBRA provisions, Broadcom will make a lump sum cash payment (the “Lump Sum Health Care Payment”) to you in an amount equal to thirty-six (36) times the amount by which (i) the monthly cost payable by you, as measured as of your Date of Termination, to obtain COBRA coverage for yourself, your spouse and eligible dependents under Broadcom’s employee group health plan at the level in effect for each of you on such Date of Termination exceeds (ii) the monthly amount payable at such time by a similarly-situated executive whose employment with Broadcom has not terminated to obtain group health care coverage at the same level. Broadcom shall pay the Lump Sum Health Care Payment to you during the sixty (60) day period measured from the date of your Separation from Service on a date determined in Broadcom’s sole discretion. Notwithstanding the foregoing, the Lump Sum Health Care Payment shall be subject to the deferred payment provisions of Section (8) below, to the extent necessary to avoid the imposition of taxes in connection with a prohibited distribution under Section 409A(a)(2) of the Code. In addition, Broadcom cannot provide any assurances hereunder as to the maximum period for which you and your spouse and dependents may in fact be entitled to COBRA health care coverage under the Broadcom group health care plans, and it is expected that such coverage will cease prior to the expiration of the thirty-six month period measured from your Date of Termination, except under certain limited circumstances.
          B. You shall also be entitled to an additional lump sum cash payment (the “Lump Sum Insurance Benefit Payment”) from Broadcom in an amount equal to twelve (12) times the amount by which (i) the monthly cost payable by you, as measured as of your Date of Termination, to obtain post-employment continued coverage under Broadcom’s employee group term life insurance and disability insurance plans at the level in effect for you on such Date of Termination exceeds (ii) the monthly amount payable at that time by a similarly-situated executive whose employment with Broadcom has not terminated to obtain similar coverage. Broadcom shall pay the Lump Sum Insurance Benefit Payment to you concurrently with the payment of the Lump Sum Health Care Benefit, provided, however, that the Lump Sum Insurance Benefit Payment shall be subject to the deferred payment provisions of Section (8) below, to the extent necessary to avoid the imposition of taxes in connection with a prohibited distribution under Section 409A(a)(2) of the Code.
          Should you wish to obtain such actual post-employment continued coverage under Broadcom’s group term life insurance and disability insurance plans, Broadcom shall serve as the agent for transmitting your required monthly premium payments for such coverage to the applicable insurance companies. Broadcom shall serve such agency role solely to facilitate the payment of those monthly premiums to the applicable insurance companies and shall not be responsible or liable for any loss of coverage you may incur under such plans by reason of (i) your failure to make the required monthly premium payments to Broadcom on a timely basis so as to allow their transmittal to such insurance companies by the applicable due dates (including any applicable grace periods)

or (ii) the failure of the insurance companies to make such post-employment coverage available under their applicable plans.
     (4) Additional Payments Broadcom shall, to the extent applicable, pay you the following amounts, provided you satisfy the Release Condition:
          (i) any cash bonus that was not vested on your Date of Termination because a requirement of continued employment had not yet been satisfied by you, but with respect to which the applicable performance goal or goals had been fully attained as of your Date of Termination (for the avoidance of doubt, a bonus shall be payable under this clause (i) only to the extent that any performance criteria with respect to such bonus had been satisfied during the applicable performance period), and
          (ii) provided you were employed for the entire plan year immediately preceding your Date of Termination and discretionary bonuses are payable for that plan year to similarly-situated Broadcom executives whose employment has not terminated, any discretionary bonus the Compensation Committee may decide to award you for that plan year on the basis of your individual performance and contributions during that plan year.
     Any bonus payment to which you become entitled under clause (i) of this Section (4) shall be paid to you at the same time you are paid your first Cash Severance installment under Section (1), after taking into account any required deferral under Section (8) and, provided further that if such bonus is intended to qualify as “performance-based compensation” under Code Section 162(m), such payment shall also be subject to an appropriate present value discount reasonably reflecting the time value of money, in accordance with the Treasury Regulations under Code Section 162(m), to the extent such payment is in fact made earlier than the scheduled payment date for that bonus under the applicable Broadcom bonus plan or arrangement. Any bonus payment to which you may become entitled under clause (ii) of this Section (4) shall also be paid to you at the same time or (if later) the tenth business day following the date the Compensation Committee awards you such discretionary bonus, subject to any required deferral under Section (8).
     The amounts set forth in Sections (5) and (6) below shall be referred to collectively as the “Accrued Obligations” and shall not be subject to your delivery of the Required Release or your compliance with the restrictive covenants set forth in Section (9).
     (5) Accrued Salary, Expenses and Bonus. On your Date of Termination, Broadcom shall pay you (i) any earned but unpaid base salary through that date based on the rate in effect at the time the Notice of Termination is given, (ii) any unreimbursed business expenses incurred by you, and (iii) any cash bonus that had been fully earned and vested (i.e., for which the applicable performance period and any service requirements for vesting had been fully completed) on or before the Date of Termination, but which had not been paid as of the Date of Termination (for the avoidance of doubt, any such bonus shall be payable only to the extent the applicable performance criteria had been satisfied during the applicable performance period and if such bonus is intended to qualify as “performance-based compensation” under Code Section 162(m), such payment shall be subject to an appropriate present value discount reasonably reflecting the time value of money, in accordance with the Treasury Regulations under Code Section 162(m), to the extent such payment is in fact made earlier than the scheduled payment date for that bonus under the applicable Broadcom bonus plan or arrangement). However, any vested amounts deferred by you under one or more Broadcom non-qualified deferred compensation programs or arrangements subject to Section 409A that remain unpaid on your Date of Termination shall be paid at such time and in such manner as set forth in each applicable plan or agreement governing the payment of those deferred amounts, subject, however, to the deferred payment provisions of Section (8) below.
     (6) Vacation and Deferred Compensation. Broadcom shall, upon your Date of Termination, pay you an amount equal to your accrued but unpaid vacation pay, if any (based on your then-current rate of base salary). Any vested amounts deferred by you under one or more Broadcom non-qualified deferred compensation programs subject to Section 409A that remain unpaid on your Date of Termination shall be paid at such time and in such manner as set forth in each applicable plan or agreement governing the payment of those deferred amounts, subject, however, to the deferred payment provisions of Section (8) below. Any other vested amounts owed to you under any other compensation plans or programs will be paid to you in accordance with the terms and provisions of each such applicable plan or program.
     (7) Other Benefits. To the extent not theretofore paid or provided, Broadcom shall timely pay or provide to you any other amounts or benefits required to be paid or provided or that you are eligible to receive under any plan, program, policy, practice, contract, agreement, etc. of Broadcom and its affiliated companies, including (without limitation) any benefits payable to you under a plan, policy, practice, contract or agreement referred to in Section (23) (all such other amounts and benefits being hereinafter referred to as “Other Benefits”), in accordance with the terms of such plan, program, policy, practice, contract or agreement. However, the payment of such Other Benefits shall be subject to any applicable deferral period under Section (8) below to the extent such benefits constitute items of deferred compensation subject to Section 409A.
          Notwithstanding the foregoing provisions of this Section (7), in no event shall you be allowed to participate in the Broadcom Corporation 1998 Employee Stock Purchase Plan, as amended and restated, or the 401(k) Employee Savings Plan following your Date of Termination or to receive any substitute benefits hereunder in replacement of those particular benefits, but you shall be entitled to the full value of any benefits accrued under such plans prior to your Date of Termination.

     (8) Delay in Payment for Certain Specified Employees. The following special provisions shall govern the commencement date of certain payments and benefits to which you may become entitled under the Program:
          A. Notwithstanding any provision in this Appendix II to the contrary, no payment or benefit under the Program that constitutes an item of deferred compensation under Section 409A and becomes payable in connection with your Separation from Service will be made to you prior to the earlier of (i) the first day of the seventh (7th) month following the date of your Separation from Service or (ii) the date of your death, if you are deemed to be a Specified Employee at the time of such Separation from Service and such delayed commencement is otherwise required to avoid a prohibited distribution under Section 409A(a)(2) of the Code. Any cash amounts to be so deferred shall immediately upon your Separation from Service be deposited by Broadcom into a grantor trust that satisfies the requirements of Revenue Procedure 92-64 and that will accordingly serve as the funding source for Broadcom to satisfy its obligations to you with respect to the heldback amounts upon the expiration of the required deferral period, provided, however, that the funds deposited into such trust shall at all times remain subject to the claims of Broadcom’s creditors and shall be maintained and located at all times in the United States. Upon the expiration of the applicable deferral period, all payments and benefits deferred pursuant to this Section (8)A (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or provided to you in a lump sum, either from the grantor trust or by Broadcom directly, on the first day of the seventh (7th) month after the date of your Separation from Service or, if earlier, the first day of the month immediately following the date Broadcom receives proof of your death. Any remaining payments due under the Program will be paid in accordance with the normal payment dates specified herein.
          B. It is the intent of the parties that the provisions of this Appendix II comply with all applicable requirements of Section 409A. Accordingly, to the extent there is any ambiguity as to whether one or more provisions of this Appendix II would otherwise contravene the applicable requirements or limitations of Section 409A, then those provisions shall be interpreted and applied in a manner that does not result in a violation of the applicable requirements or limitations of Section 409A and the applicable Treasury Regulations thereunder.
     (9) Restrictive Covenants. You hereby acknowledge that your right and entitlement to the severance benefits specified in Sections (1) and (2)(ii) of this Appendix II are, in addition to your satisfaction of the Release Condition, also subject to your compliance with each of the following covenants during the two (2) year period measured from your Date of Termination, and those enumerated severance benefits will immediately cease or be subject to reduction in accordance herewith should you breach any of the following covenants:

     A. You shall not directly or indirectly encourage or solicit any employee, consultant or independent contractor to leave the employ or service of Broadcom (or any affiliated company) for any reason or interfere in any other manner with any employment or service relationships at the time existing between Broadcom (or any affiliated company) and its employees, consultants and independent contractors.
     B. You shall not directly or indirectly solicit or otherwise induce any vendor, supplier, licensor, licensee or other business affiliate of Broadcom (or any affiliated company) to terminate its existing business relationship with Broadcom (or affiliated company) or interfere in any other manner with any existing business relationship between Broadcom (or any affiliated company) and any such vendor, supplier, licensor, licensee or other business affiliate.
     C. You shall not, whether on your own or as an employee, consultant, partner, principal, agent, representative, equity holder or in any other capacity, directly or indirectly render, anywhere in the United States, services of any kind or provide any advice or assistance to any business, enterprise or other entity that is engaged in any line of business that competes with one or more of the lines of business that were conducted by Broadcom during the Term of your employment or that are first conducted after your Date of Termination but which you were aware were under serious consideration by Broadcom prior to your Date of Termination, except that you make a passive investment representing an interest of less than one percent (1%) of an outstanding class of publicly-traded securities of any corporation or other enterprise.
     D. You shall not, directly or indirectly, make any adverse, derogatory or disparaging statements, whether orally or in writing, to any person or entity regarding (i) Broadcom, any members of the Board of Directors or any officers, members of management or shareholders of Broadcom or (ii) any practices, procedures or business operations of Broadcom (or any affiliated company).
     Should you breach any of the restrictive covenants set forth in this Section (9), then you shall immediately cease to be entitled to any Cash Severance Payments pursuant to Section (1) in excess of the greater of (i) one (1) times the sum of (A) your annual rate of base salary (using your then current rate or, if you terminate your employment for Good Reason pursuant to Section (15) due to an excessive reduction in your base salary, then your rate of base salary immediately before such reduction) and (B) the average of your actual annual bonuses for the three calendar years (or such fewer number of calendar years of employment with Broadcom) immediately preceding the calendar year in which such termination of employment occurs (which minimum amount represents partial consideration for your satisfaction of the Release Consideration) or (ii) the actual Cash Severance Payments you have received through the date of such breach. In addition, all

Additional Monthly Vesting of any stock options, restricted stock units, other equity awards or unvested share issuances outstanding at the time of such breach shall cease as of the month in which such breach occurs, and no further Additional Monthly Vesting shall occur thereafter. Broadcom shall also be entitled to recover at law any monetary damages for any additional economic loss caused by your breach and may, to the maximum extent allowable under applicable law, seek equitable relief in the form of an injunction precluding you from continuing such breach.
     (10) Excess Parachute Payments.
     A. Excess Parachute Payment Limitation. Notwithstanding anything contained herein to the contrary, any payment or benefit received or to be received by you in connection with a Change of Control that would constitute a “parachute payment” (within the meaning of Code Section 280G), whether payable pursuant to the terms of this Program or any other plan, arrangements or agreement with Broadcom or its affiliates (collectively, the “Total Payments”), shall be reduced to the least extent necessary so that no portion of the Total Payments shall be subject to the excise tax imposed by Section 4999 of the Code, but only if, by reason of such reduction, your Net After-Tax Benefit as a result of such reduction will exceed the Net After-Tax Benefit that you would have received if no such reduction was made. For purposes of this Program, “Net After-Tax Benefit” means (i) the Total Payments that you become entitled to receive from the Company or its affiliates which constitute “parachute payments” (determined without regard to the requirements of Treas. Reg. Q&A-2(a)(4)), less (ii) the amount of all federal, state and local income and employment taxes payable with respect to the Total Payments, calculated at the maximum applicable marginal income tax rate, less (iii) the amount of excise taxes imposed with respect to the Total Payments under Section 4999 of the Code. If excise taxes may apply to the Total Payments, the foregoing determination will be made by an independent registered public accounting firm selected by Broadcom from among the largest four accounting firms in the United States (the “Accounting Firm”).
     B. Order of Reduction. If the Accounting Firm determines that a reduction in payments is required by this Section (10), the dollar amount of your Cash Severance under Section (1) of this Appendix II will be reduced first, with such reduction to be effected pro-rata as to each payment, then the dollar amount of your Lump Sum Health Care and Insurance Benefit Payments shall each be reduced pro-rata, next the number of options or other equity awards that are to vest on an accelerated basis pursuant to Section (2) of this Appendix II shall be reduced (based on the value of the parachute payment resulting from such acceleration) in the same chronological order in which awarded, and finally your remaining benefits will be reduced in a manner that not result in any impermissible deferral or acceleration of benefits under Section 409A.

     C. Cooperation; Expenses. If applicable, you and Broadcom will each provide the Accounting Firm access to and copies of any books, records and documents in such party’s respective possession, reasonably requested by the Accounting Firm, and otherwise cooperate with the Accounting Firm in connection with the preparation and issuance of the determinations and calculations contemplated by this Section (10). The fees and expenses of the Accounting Firm for its services in connection with the determinations and calculations contemplated by this Section (10) will be borne by Broadcom.
     (11). Other Terminations. If your employment is terminated during the Term for Cause or by reason of your death or Disability, or you terminate your employment during the Term without Good Reason, your participation in the Program shall terminate without any further obligations of Broadcom to you or your legal representatives under the Program, other than for timely payment of the Accrued Obligations owed you and the payment or provision of any Other Benefits to which you are entitled. However, in the event your employment is terminated during the Term by reason of your death or Disability, then
     (i) Broadcom shall also pay the bonuses described in Section (4) above, if any, to you or your legal representative, with the payment under paragraph (i) of such subsection to be made within sixty (60) days after the date of your Separation from Service due to death or Disability, subject to any required holdback under Section (8) and provided further that if such bonus is intended to qualify as “performance-based compensation” under Code Section 162(m), such payment shall be subject to an appropriate present value discount reasonably reflecting the time value of money, in accordance with the Treasury Regulations under Code Section 162(m), to the extent such payment is in fact made earlier than the scheduled payment date for that bonus under the applicable Broadcom bonus plan or arrangement, and with the payment of any bonus due you under paragraph (ii) of Section (4) to be made at the same time as the foregoing payment or (if later) the tenth business day following the date the Compensation Committee awards you such discretionary bonus, subject to any required deferral under Section (8); and
     (ii) notwithstanding any less favorable terms in any stock option or other equity award agreement or plan or this Program, any unvested portion of any stock options, restricted stock units or other equity awards granted to you by Broadcom shall immediately vest in full on your Date of Termination and all such awards shall remain exercisable, as applicable, by you or your legal representative for 12 months after the Date of Termination (or, if earlier, until the stated expiration of such award).
     The shares of Broadcom Class A common stock subject to any restricted stock unit award that vests on an accelerated basis in accordance with the foregoing shall be issued within the sixty (60) day period measured from the date of your Separation from Service due to your death or Disability, but in no event later than the next regularly-scheduled share issuance date for that restricted stock unit award date (currently, the

5th day of February, May, August and November each year) following the date of your Separation from Service, unless subject to further deferral pursuant to the provisions of Section (8) above.
     (12). Scope of Coverage. The provisions of this Appendix II apply only (i) in the event of a Change of Control followed by a subsequent termination of your employment by Broadcom without Cause or by you for Good Reason within twenty-four (24) months thereafter or, with respect to the benefits set forth in Section (11) above, (ii) in the event of your death or Disability. If you become entitled to receive payments under this Program, then you shall not be eligible to receive severance, termination or comparable benefits under any other plan or program of Broadcom or its affiliates. In all other events where your employment is terminated, Broadcom’s normal severance policies will apply.
     (13). Change of Control. For purposes of the Program, a “Change of Control” shall mean a change in ownership or control of Broadcom effected through any of the following transactions:
          (i) a shareholder-approved merger, consolidation or other reorganization, unless securities representing more than fifty percent (50%) of the total combined voting power of the outstanding securities of the successor corporation are immediately after such transaction, beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned Broadcom’s outstanding voting securities immediately prior to such transaction,
          (ii) a shareholder-approved sale, transfer or other disposition of all or substantially all of Broadcom’s assets,
          (iii) the closing of any transaction or series of related transactions pursuant to which any person or any group of persons comprising a “group” within the meaning of Rule 13d-5(b)(1) of Securities Exchange Act of 1934, as amended (the “1934 Act”), other than Broadcom or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, Broadcom, becomes directly or indirectly (whether as a result of a single acquisition or by reason of one or more acquisitions within the twelve (12)-month period ending with the most recent acquisition) the beneficial owner (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of Broadcom’s securities (as measured in terms of the power to vote with respect to the election of Board members) outstanding immediately after the consummation of such transaction or series of related transactions, whether the transaction involves a direct issuance from Broadcom or the acquisition of outstanding securities held by one or more of Broadcom’s existing shareholders, or
          (iv) a change in the composition of the Board over a period of twenty-four (24) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.
     (14). Cause. Broadcom may terminate your employment with or without Cause. For purposes of the Program, “Cause” shall mean the reasonable and good faith determination by a majority of the Board that any of the following events or contingencies exists or has occurred:
     (i) You materially breached a fiduciary duty to Broadcom, materially breached a material term of the Confidentiality and Invention Assignment Agreement between you and Broadcom or materially breached any material provision or policy set forth in Broadcom’s Code of Ethics and Corporate Conduct;
     (ii) You are convicted of a felony or misdemeanor that involves fraud, dishonesty, theft, embezzlement, and/or an act of violence or moral turpitude, or plead guilty or no contest (or a similar plea) to any such felony or misdemeanor;
     (iii) You engage in any act, or there is any omission on your part, that constitutes fraud, material negligence or material misconduct in connection with your employment by Broadcom, including (but not limited to) a material violation of applicable material state or federal securities laws. Notwithstanding the foregoing, an isolated or occasional failure to file or late filing of a report required under 1934 Act shall not be deemed a material violation for purposes of this Section (14)(iii). Furthermore, with respect to filing reports or certifications you are required to provide under the 1934 Act, with respect to a transaction’s compliance with the requirements of Rule 144 under the Securities Act of 1933, as amended or with respect to the implementation of your 10b5-1 Plan, you shall not have committed a material violation for purposes of this Section (14)(iii) if the violation occurred because you relied in good faith on a certification or certifications provided by Broadcom or an authorized employee or agent of Broadcom, unless you knew or should have known after reasonable diligence that such certification was inaccurate, or upon the processes or actions of the securities brokerage firm handling your transactions in Broadcom equities provided that you have used a nationally recognized securities brokerage firm with substantial prior experience in and established regular procedures for handling option and equity transactions by executive officers of public companies in the United States; or;
     (iv) You willfully and knowingly participate in the preparation or release of false or materially misleading financial statements relating to Broadcom’s operations and financial condition or you willfully and knowingly submit any false or erroneous certification required of you under the Sarbanes-Oxley Act of 2002 or any securities exchange on which shares of Broadcom’s Class A common stock are at the time listed for trading.
     The foregoing shall constitute an exclusive list of the events or contingencies that may constitute Cause under the Program.
     No termination that is based exclusively upon your commission or alleged commission of act(s) or omission(s) that are asserted to constitute material negligence shall constitute Cause hereunder unless you have been afforded notice of the alleged acts or omissions and have failed to cure such acts or omissions within thirty (30) days after receipt of such notice.
     If, following the receipt of a Notice of Termination stating that your termination is for Cause, you believe that Cause does not exist, you may, by written notice delivered to the Board within three business (3) days after receipt of such Notice of Termination, request that your Date of Termination be delayed to permit you to appeal the Board’s determination that Cause for such termination existed. If you so request, you will be placed on administrative leave for a period determined by the Board (not to exceed 30 days), during which you will be afforded an opportunity to request that the Board reconsider its decision concerning your termination. If the Board or an appropriate committee thereof has not previously provided you with an opportunity to be heard in person concerning the reasons for termination stated in the Notice of Termination, the Board will endeavor in good faith to provide you with such an opportunity during such period of administrative leave. It is understood and agreed that any change in your employment status that occurs in connection with or as a result of such an administrative leave shall not constitute Good Reason. The Board may, as a result of such a request for reconsideration, reinstate your employment, revise the original Notice of Termination, or affirm the original Notice of Termination. If the Board affirms the original Notice of Termination or the period of administrative leave ends before the Board takes action, the Date of Termination shall be the date specified in the original Notice of Termination. If the Board reinstates your employment or revises the original Notice of Termination, then the original Notice of Termination shall be void and neither its delivery nor its contents shall be deemed to constitute Good Reason.
     (15). Good Reason. You may terminate your employment for Good Reason at any time within the twenty-four (24)-month period measured from the effective date of a Change in Control that occurs during the Term. For purposes of the Program, “Good Reason” shall mean:
     (i) except as you may otherwise agree in writing, a change in your position (including status, offices, titles and reporting requirements) with Broadcom that materially reduces your authority, duties or responsibilities as in effect on the date of the Letter Agreement, or any other action by Broadcom that results in a material diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial or inadvertent action not taken in bad faith and that is remedied by Broadcom reasonably promptly after Broadcom receives your notice thereof;
     (ii) a more than fifteen percent (15%) reduction by Broadcom in your base salary as in effect on the date of the Letter Agreement or as the same may be increased from time-to-time during the Term;
     (iii) any action by Broadcom (including the elimination of benefit plans without providing substitutes therefor or the reduction of your benefit thereunder) that would materially diminish the aggregate value of your bonuses and other cash incentive awards from the levels in effect on the date of the Letter Agreement by more than fifteen percent (15%) in the aggregate; provided, however, that (i) a reduction in your bonuses or cash incentive awards that is part of a broad-based reduction in corresponding bonuses or awards for management employees and pursuant to which your bonuses or awards s are not reduced by a greater percentage than the reductions applicable to other management employees and (ii) a reduction in your bonuses and other cash incentive awards occurring as a result of your failure or Broadcom’s failure to satisfy performance criteria applicable to such bonuses or awards shall not constitute Good Reason;
     (iv) Broadcom’s requiring you to be based at any office or other business location that increases the distance from your home to such office or location by more than fifty (50) miles from the distance in effect on the date of the Letter Agreement;
     (v) any purported termination by Broadcom of your employment other than pursuant to a Notice of Termination (for avoidance of doubt, the delivery or contents of a Notice of Termination that is revised or voided under the procedure provided in the definition of Cause above shall not constitute Good Reason); or
     (vi) any failure by Broadcom to comply with and satisfy Section (25) of this Appendix after receipt of written notice from you of such failure and a reasonable cure period of not less than thirty (30) days.
     The foregoing shall constitute an exclusive list of the events or contingencies that may constitute Good Reason under the Program.
     Notwithstanding the above, an isolated or inadvertent action or inaction by Broadcom that causes Broadcom to fail to comply with Sections (15)(ii) or (15)(iii) and that is cured within ten (10) days of your notifying Broadcom of such action or inaction shall not constitute Good Reason. Furthermore, no act, occurrence or condition set forth in this Section (15) shall constitute Good Reason if you consent in writing to such act, occurrence or condition, whether such consent is delivered before or after the act, occurrence or condition comes to pass.
     (16). Code. The term “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.
     (17). Death. Your employment shall terminate automatically upon your death.
     (18). Disability. If your Disability occurs during the Term and no reasonable accommodation is available to permit you to continue to perform the essential duties and responsibilities of your position, Broadcom may give you written notice of its intention to terminate your employment. In such event, your employment with Broadcom shall terminate effective on the 30th day after you receive such notice (the “Disability Effective Date”), unless you resume the performance of your duties within thirty (30) days after receipt of such notice. For purposes of the Program, “Disability” shall mean your absence from and inability to perform your duties with Broadcom on a full-time basis for one hundred eighty (180) consecutive business days as a result of incapacity due to mental or physical illness that is (i) determined to be total and permanent by two (2) physicians selected by Broadcom or its insurers and reasonably acceptable to you or your legal representative and (ii) to the extent you are eligible to participate in Broadcom’s long-term disability plan, entitles you to the payment of long-term disability benefits from Broadcom’s long-term disability plan commencing immediately on the Disability Effective Date.
     (19). Notice of Termination. For purposes of the Program, a “Notice of Termination” means a written notice that (i) indicates the specific termination provision relied upon for the termination of your employment, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date (with such date to be not more than thirty (30) days after the giving of such notice). The basis for termination set forth in any Notice of Termination shall constitute the exclusive set of facts and circumstances upon which the party may rely to attempt to demonstrate that Cause or Good Reason (as the case may be) for such termination existed.
     (20). Date of Termination. “Date of Termination” means (i) if your employment is terminated by Broadcom or by you for any reason other than death or Disability, the date of receipt of the Notice of Termination or any later date specified therein (subject to the limitations set forth above in the definition of Notice of Termination), as the case may be, and (ii) if your employment is terminated by reason of death or Disability, the Date of Termination shall be the date of your death or the Disability Effective Date, as the case may be.
     (21). Separation from Service. For purposes of the Program, “Separation from Service” means the cessation of your Employee status and shall be deemed to occur at such time as the level of the bona fide services you are to perform in Employee status (or as a consultant or other independent contractor) permanently decreases to a level that is not more than twenty percent (20%) of the average level of services you rendered in Employee status during the immediately preceding thirty-six (36) months (or such shorter period for which you may have rendered such service). Any such determination as to Separation from Service, however, shall be made in accordance with the applicable standards of the Treasury Regulations issued under Section 409A. In addition to the foregoing, a Separation from Service will not be deemed to have occurred while you are on a sick leave or other bona fide leave of absence if the period of such leave does not exceed six (6) months or any longer period for which you are provided with a right to reemployment with Broadcom by either statute or contract, provided, however, that in the event of a leave of absence due to any medically determinable physical or mental impairment that can be expected to result in death or to last for a continuous period of not less than six (6) months and that causes you to be unable to perform your duties as an Employee, no Separation from Service shall be deemed to occur during the first twenty-nine (29) months of such leave. If the period of leave exceeds six (6) months (or twenty-nine (29) months in the event of disability as indicated above) and you are not provided with a right to reemployment by either statute or contract, then you will be deemed to have Separated from Service on the first day immediately following the expiration of the applicable six (6)-month or twenty-nine (29)-month period.
          For purposes of determining whether a Separation from Service has occurred, you will be deemed to continue in “Employee” status for so long as you remain in the employ of one or more members of the Employer Group, subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.
          “Employer Group” means Broadcom and any other corporation or business controlled by, controlling or under common control with, Broadcom, as determined in accordance with Sections 414(b) and (c) of the Code and the Treasury Regulations thereunder, except that in applying Sections 1563(1), (2) and (3) of the Code for purposes of determining the controlled group of corporations under Section 414(b), the phrase “at least 50 percent” shall be used instead of “at least 80 percent” each place the latter phrase appears in such sections, and in applying Section 1.414(c)-2 of the Treasury Regulations for purposes of determining trades or businesses that are under common control for purposes of Section 414(c), the phrase “at least 50 percent” shall be used instead of “at least 80 percent” each place the latter phrase appears in Section 1.4.14(c)-2 of the Treasury Regulations.
     (22). Specified Employee. For purposes of the Program, “Specified Employee” means a “key employee” (within the meaning of that term under Code Section 416(i)). Accordingly, you will be deemed to be a Specified Employee if you are at any time during the twelve (12)-month period ending on the last day of any calendar year:
          (i) an officer of Broadcom whose annual compensation from Broadcom and any other members of the Employer Group is in the aggregate greater than the compensation limit in Section 416(i)(1)(A)(i) of the Code, provided that no more than fifty (50) officers of Broadcom shall be determined to be Specified Employees as of the relevant determination date;
          (ii) a five percent (5%) owner of Broadcom or any other member of the Employer Group; or
          (iii) a one percent (1%) owner of Broadcom or any other member of the Employer Group whose annual compensation from Broadcom and any other members of the Employer Group is in the aggregate more than $150,000.
          The Specified Employees shall be determined as of the last day of each calendar year. If you are determined to be a Specified Employee on any such date, you will be considered a Specified Employee for purposes of the Program during the period beginning on the April 1 of the following year and ending on the March 31 of the next year thereafter.
          For purposes of determining an officer’s compensation when identifying Specified Employees, compensation is defined in accordance with Treas. Reg. §1.415(c)—2(a), without applying any safe harbor, special timing or other special rules described in Treas. Reg. §§ 1.415(c)—2(d), 2(e) and 2(g).
     (23). Non-exclusivity of Rights. Except as provided in Section (12) above, nothing in the Program shall prevent or limit your continuing or future participation in any plan, program, policy or practice provided by Broadcom or any other member of the Employer Group during your period of employment with Broadcom and for which you may qualify, nor, subject to Section 2 of this Appendix II, shall anything herein limit or otherwise affect such rights as you may have under any contract or agreement with Broadcom or any other member of the Employer Group. Amounts that are vested benefits or that you are otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with Broadcom or any other member of the Employer Group on or subsequent to your Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement, except as explicitly modified by this Appendix II.
     (24). Full Settlement.
          (a) Except as specifically set forth in this Appendix II, Broadcom’s obligation to make the payments provided for in the Program and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action that Broadcom may have against you or others, except only for any advances made to you or for taxes that Broadcom is required to withhold by law. In no event shall you be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to you under any of the provisions of the Program, and such amounts shall not be reduced whether or not you obtain other employment.

          (b) You will not become eligible to receive any of the payments and benefits provided under Sections 1, 2, 3 and 4 of the Program unless you execute and deliver to Broadcom, within twenty one (21) days after your Date of Termination (or within forty-five (45) days after such Date of Termination, to the extent such longer period is required under applicable law), a general release in a form acceptable to Broadcom (the “Required Release”) that (i) releases Broadcom and its subsidiaries, officers, directors, employees, and agents from all claims you may have relating to your employment with Broadcom and the termination of that employment, other than claims relating to any benefits to which you become entitled under the Program, and (ii) becomes effective in accordance with applicable law upon the expiration of any applicable revocation period.
     (25). Successors.
               (a) The Program is personal to you and shall not be assignable by you otherwise than by will or the laws of descent and distribution. The Program shall inure to the benefit of and be enforceable by your legal representatives.
               (b) The Program shall inure to the benefit of and be binding upon Broadcom and its successors and assigns.
               (c) Broadcom will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Broadcom to assume expressly and agree to perform its obligations under the Program in the same manner and to the same extent that Broadcom would be required to perform those obligations if no such succession had taken place. As used in the Program, “Broadcom” shall include any successor to its business and/or assets as aforesaid that assumes and agrees to perform the obligations created by the Program by operation of law or otherwise.
     (26). Amendment. The Program may not be amended or modified with respect to you other than by a written agreement executed by you and Broadcom or your and its respective successors and legal representatives.
Initials

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